UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 23, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Substantial Completion and Partial Sale of 47 MW Solar Project in North Carolina

LONDON – May 23, 2017 – VivoPower International PLC (“VivoPower” or the “Company”), a global next generation solar power company, today announced the substantial completion and partial sale of its 47 MW dc solar project (“Project”) in Maxton, North Carolina.

VivoPower’s indirect, wholly-owned subsidiary, US-NC-47 Sponsor Partner, LLC has transferred a majority interest in the Project to a subsidiary of New Energy Solar, a sustainable investment business ("NES"). Following the partial sale, an affiliate of the Company has retained a minority interest and will provide management services to the Project under a management services agreement.

In addition, U.S. Bancorp Community Development Corporation, a division of U.S. Bank, (“USBCDC”), (VivoPower and NES’ partner in the lower tier subsidiary, IS-47 Holdings, LLC), has completed the partial transfer of Membership Interests to an affiliate of Starbucks Corporation. As part of their renewable energy strategy, Starbucks Corporation has also agreed to purchase Solar Renewable Energy Certificates (“SRECs”) from the Project under the terms of an agreement with VivoRex, LLC, a wholly-owned subsidiary of VivoPower.

The Project has resulted in approximately $22 million of economic impact in Robeson County over the course of 2016 and the first half of 2017.

Dr. Philip Comberg, Chief Executive Officer of VivoPower, commented, “We are pleased to have completed the construction and transfer of the project to NES, bringing sustainable energy to thousands of households and contributing to further economic development in Maxton. The completion of this project further establishes a successful track record for the Company’s build, transfer and operate model. Additionally, the Company is excited to bring Starbucks into the Project, and looks forward to future opportunities to work together in furthering Starbucks’ impressive sustainability initiatives”.

"This project demonstrates how corporations can collaborate with renewable energy providers and investors like USBCDC to improve the environment by bringing more green energy options online," said Chris Roetheli, vice president of USBCDC renewable energy syndications.

Tom Kline, Chief Executive Officer of NES commented, “NES is delighted its second North Carolina Project is now operational and selling power under a long term power purchase agreement with Duke Energy Progress, Inc. We are very pleased with our partnership with VivoPower and the Project they have delivered, and look forward to continuing to work together. We are also very pleased to have worked with U.S. Bancorp and Starbucks in the financing of the Project.”

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchasing agreements and then arranges corporate and project financing, engineering design and equipment procurement, and manages the construction and development of such solar PV projects for long-term asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

About NES

NES is a sustainable investment business initially focused on investing in large-scale solar power stations. NES is an unlisted stapled entity consisting of New Energy Solar Fund (Trust) and New Energy Solar Limited (Company).

The objective of the business is to help investors generate positive social impact alongside attractive financial returns through the combination of distributions from operating solar assets and growth through new acquisitions and developments in the solar and renewables sectors.

NES will focus on acquiring and maintaining a diversified portfolio of solar and renewable energy assets across the globe, with an initial focus on solar assets with contracted cash flows in the US, Australia, and select Asian markets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and the power expected to generated by the North Carolina project. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 23, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer